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                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR SEPTEMBER 4, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

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                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

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                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X
                                    ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


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                             MATERIAL CHANGE REPORT

              UNDER SECTION 75 (2) OF THE SECURITIES ACT (ONTARIO)
               SECTION 81 (2) OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 (2) OF THE SECURITIES ACT (NEWFOUNDLAND)
            SECTION 84 (1) (B) OF THE SECURITIES ACT (SASKATCHEWAN)
             SECTION 118(1) (B) OF THE SECURITIES ACT (ALBERTA) AND
             SECTION 67 (1) OF THE SECURITIES ACT (BRITIS COLUMBIA)


1.       Reporting Issuer

         Canadian National Railway Company
         935 de La Gauchetiere Street West
         Montreal, Quebec
         H3B 2M9


2.       Date of Material Change

         September 4, 2002


3.       Press Release

         The press release of Canadian National Railway Company was issued at Montreal, Quebec on September 4, 2002. A copy of the press release is annexed hereto as Schedule A.


                                   - more -
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4.       Summary of Material Change

         On September 4, 2002 Canadian National Railway Company ("CN") updated its earnings guidance for 2002, saying year-over-year earnings per share growth for the year ending December 31, 2002, is currently expected to be at the low end of the five- to 10-per-cent growth range previously announced by CN.


5.       Full Description of Material Change

         On September 4, 2002, Canadian National Railway Company ("CN") updated its earnings guidance for 2002, saying year-over-year earnings per share growth for the year ending December 31, 2002, is currently expected to be at the low end of the five- to ten-per-cent growth range previously announced by CN. CN's 2001 adjusted diluted earnings per share were $4.92. (1)

         CN's earnings update is largely attributable to significantly reduced bulk commodity revenues, principally Canadian grain revenues, ___ as a result of severe drought conditions in Western Canada.

         Paul M. Tellier, CN's president and chief executive officer, said:
         "Although CN's merchandise and Intermodal business remain strong, the outlook for the 2002/2003 Canadian grain crop is much worse than anticipated. Recent reports suggest this year's crop could be less than 50 per cent of the five-year average. We are faced with two bad crop years in a row, which has significantly reduced the amount of product we can move."

         "This crop crisis is clearly beyond our control, but CN management continues to identify revenue growth opportunities and productivity initiatives to mitigate the impact of lower grain revenues on our results this year and next."


                                   - more -

         (1) Adjusted diluted earnings per share for 2001 under U.S. GAAP exclude the Company's gain from the sale of its 50 per cent interest in the Detroit River Tunnel Company; a special charge for a workforce adjustment program; a charge to write down the Company's net investment in 360networks Inc., and a deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada. Reported diluted earnings per share for 2001 under U.S. GAAP were $5.23.


6.       Reliance on Provisions Applying to Confidential Filing

         Not applicable.


7.       Omitted Information

         Not applicable.


8.       Senior Officer

         Inquiries in respect of the material change referred to herein may be made to:

         SEAN FINN
         Senior Vice-President, Chief Legal Counsel and Corporate Secretary Canadian National Railway Company
         935 de La Gauchetiere Street West
         Montreal, Quebec
         H3B 2M9
         (514) 399-7091


                                   - more -
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9.       Statement of Senior Officer

         The information contained in this material change report accurately discloses the material change referred to herein.


DATED in the city of Montreal, province of Quebec, this 4th day of September
2002.


                                        /s/ Sean Finn
                                        -----------------------
                                        Sean Finn
                                        Senior Vice-President,
                                        Chief Legal Officer and
                                        Corporate Secretary

CN LOGO                                                                    News
North America's Railroad                                  FOR IMMEDIATE RELEASE


                                            Stock symbols: TSX: CNR / NYSE: CNI


                                                                      www.cn.ca


CN updates earnings outlook, cites devastating impact of drought on Canadian grain crop


MONTREAL, Sept. 4, 2002 -- Canadian National today updated its earnings guidance for 2002, saying year-over-year earnings per share growth for the year ending Dec. 31, 2002, is currently expected to be at the low end of the five- to 10-per-cent growth range previously announced by the company. CN's 2001 adjusted diluted earnings per share were $4.92. (1)

CN's earnings update is largely attributable to significantly reduced bulk commodity revenues, principally Canadian grain revenues, as a result of severe drought conditions in Western Canada.

Paul M. Tellier, CN's president and chief executive officer, said: "Although CN's merchandise and intermodal businesses remain strong, the outlook for the 2002/2003 Canadian grain crop is much worse than anticipated.


                                   - more -

"Recent reports suggest this year's crop could be less than 50 per cent of the five-year average. We are faced with two bad crop years in a row, which has significantly reduced the amount of product we can move.

"This crop crisis is clearly beyond our control, but CN management continues to identify revenue growth opportunities and productivity initiatives to mitigate the impact of lower grain revenues on our results this year and next."

(1) Adjusted diluted earnings per share for 2001 under U.S. GAAP exclude the Company's gain from the sale of its 50 per cent interest in the Detroit River Tunnel Company; a special charge for a workforce adjustment program; a charge to write down the Company's net investment in 360networks Inc., and a deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada. Reported diluted earnings per share for 2001 under U.S. GAAP were $5.23.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risk factors.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

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Contacts :
Media                                        Investment Community
-----                                        --------------------
Mark Hallman                                 Robert Noorigian
System Director, Media Relations             Vice-President, Investor Relations
(416) 217-6390                               (514) 399-0052